

September 8, 2010

Aurum Resources Corp.
INCSMART.BIZ, INC.
4421 Edward Ave.
Las Vegas, Nevada 89108

> **Re: Aurum Resources Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 20, 2010**
> **File No. 333-167217**

Dear Sir or Madam:

We have reviewed your amended filing and your response letter August 20, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide relevant updates with each amendment. For example, we note
        your disclosure that the wells are scheduled to be drilled in summer 2010.

Description of Property, page 20

2.   We note your disclosure that "Patriot Financial Group has an enviable track
        record of having drilled 13 wells, 1 in Matagorda County, Texas, 3 in Seminole
        County, Oklahoma and 9 in Nowata County, Oklahoma and having struck oil on
        all 13." Please discuss whether the quantities of oil produced by these wells were
        economic such that the revenue was greater than the operating cost. In addition,
        disclose how many of the wells have resulted in revenues greater than the total
        capital costs that went into drilling the well.

Financial Statements, page 30

3.   Please monitor your need to provide updated financial statements. See Item 8-08
        of Regulation S-X.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare
        the filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement

as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director